EXHIBIT 95

MINE SAFETY VIOLATIONS AND OTHER LEGAL MATTER DISCLOSURES

PURSUANT TO SECTION 1503(a) OF THE DODD-FRANK WALL STREET

REFORM AND CONSUMER PROTECTION ACT

PacifiCorp and its subsidiaries operate coal mines and coal processing facilities and Acme Brick and its affiliates operate clay, shale and limestone excavation facilities (collectively, the “mining facilities”) that are regulated by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”). MSHA inspects mining facilities on a regular basis. The total number of reportable Mine Safety Act citations, orders, assessments and legal actions for the second quarter of 2026 are summarized in the table below and are subject to contest and appeal. The severity and assessment of penalties may be reduced or, in some cases, dismissed through the contest and appeal process. Amounts are reported regardless of whether PacifiCorp or Acme has challenged or appealed the matter. Mines that are closed or idled are not included in the information below. PacifiCorp and Acme have not received any notice of a pattern, or notice of the potential to have a pattern, of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Safety Act during the second quarter of 2026.

	Mine Safety Act							Legal Actions
Mining Facilities	Section 104 Significant and Substantial Citations(1)	Section 104(b) Orders(2)	Section 104(d) Citations/ Orders(3)	Section 110(b)(2) Violations(4)	Section 107(a) Imminent Danger Orders(5)	Total Value of Proposed MSHA Assessments (in thousands)	Total Number of Mining Related Fatalities	Pending as of Last Day of Period(6)	Instituted During Period	Resolved During Period
Coal:
Bridger (surface)	1	—	—	—	—	$4	—	1	1	—
Wyodak Coal Crushing Facility	—	—	—	—	—	—	—	—	—	—
Clay, shale and limestone:
Malvern	—	—	—	—	—	—	—	—	—	—
Jonesboro	—	—	—	—	—	—	—	—	—	—
Oklahoma City	—	—	—	—	—	—	—	—	—	—
Tulsa	—	—	—	—	—	—	—	—	—	—
Bennett	—	—	—	—	—	—	—	—	—	—
Denton	1	—	—	—	—	—	—	—	—	—
Elgin	—	—	—	—	—	—	—	—	—	—
Sealy	—	—	—	—	—	—	—	—	—	—
Texas Clay	—	—	—	—	—	—	—	—	—	—
Leeds	—	—	—	—	—	—	—	—	—	—
Montgomery	—	—	—	—	—	—	—	—	—	—

(1) Citations for alleged violations of mandatory health and safety standards that could significantly or substantially contribute to the cause and effect of a safety or health hazard under Section 104 of the Mine Safety Act. The Bridger citation was contested and subsequently modified to non-significant and substantial.

(2) For alleged failures to totally abate the subject matter of a Mine Safety Act Section 104(a) citation within the period specified in the citation.

(3) For alleged unwarrantable failures (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mandatory health or safety standard.

(4) For alleged flagrant violations (i.e., reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury).

(5) For the existence of any condition or practice in a coal or other mine which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.

(6) Includes one contest or proposed penalty under Subpart B and for the existence of any proposed penalties under Subparts B-H of the Federal Mine Safety and Health Review Commission’s procedural rules. The pending legal actions are not exclusive to citations, notices, orders and penalties assessed by MSHA during the reporting period.